EXHIBIT 12.1

PACCAR Financial Corp.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS (1)
(Millions of Dollars)

		Year ended December 31			
	2002	2001	2000	1999	1998
FIXED CHARGES					
Interest expense	$ 114.7	$ 171.5	$ 205.5	$ 151.1	$ 125.4
Less: Assumption by PACCAR of interest expense (2)	—	(17.0)	—	—	—
Net interest expense	114.7	154.5	205.5	151.1	125.4
Portion of rentals deemed interest	1.2	1.2	1.1	1.1	.9
TOTAL FIXED CHARGES	$ 115.9	$ 155.7	$ 206.6	$ 152.2	$ 126.3
EARNINGS					
Income before taxes	$ 45.0	$ 24.9	$ 54.0	$ 61.6	$ 47.3
FIXED CHARGES	115.9	155.7	206.6	152.2	126.3
EARNINGS AS DEFINED	$ 160.9	$ 180.6	$ 260.6	$ 213.8	$ 173.6
RATIO OF EARNINGS TO FIXED CHARGES	1.39x	1.16x	1.26x	1.40x	1.37x

(1)   The method of computing the ratio of earnings to fixed charges shown above complies with SEC reporting requirements but differs from the method called for in the Support Agreement between the Company and PACCAR as shown in Exhibit 12.2.

(2)   In order to maintain the ratio of earnings to fixed charges in 2001, PACCAR provided earnings support of $17.0 through the assumption of the Company's interest expense.